Exhibit 12

J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	13 Weeks	13 Weeks	52 Weeks	52 Weeks	52 Weeks	53 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
($ in millions)	4/30/2016	5/2/2015	1/30/2016	1/31/2015	2/1/2014	2/2/2013	1/28/2012
Income/(loss) from continuing operations before income taxes	$(69)	$(144)	$(504)	$(694)	$(1,708)	$(1,227)	$(428)
Fixed charges:
Net interest expense	95	98	405	406	352	226	227
Interest income included in net interest	—	—	—	—	1	6	8
(Gain)/loss on extinguishment of debt, bond premiums and unamortized costs	(4)	—	10	34	114	—	—
Estimated interest within rental expense	22	24	94	98	99	101	104
Total fixed charges	113	122	509	538	566	333	339
Total earnings available for fixed charges	$44	$(22)	$5	$(156)	$(1,142)	$(894)	$(89)
Ratio of earnings to fixed charges	0.4	(0.2)	—	(0.3)	(2.0)	(2.7)	(0.3)
Coverage deficiency	N/A	144	504	694	1,708	1,227	428